[redacted]

TATES
ANGE COMMISSION
.C. 20549

08029595

ED REPORT
FORM X-17A-5
~~PART III~~

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SEC FILE NUMBER
8- 41750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Essex National Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Gateway Drive, Suite 210
(No. and Street)

Napa (City) CA (State) 94558 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ella Sankisov (707) 251-2184
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott K. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex National Securities, Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and Chief Executive Officer
Title

Notary Public

JACKIE L. GILLESPIE
COMM. # 1489667
NOTARY PUBLIC-CALIFORNIA
PLACER COUNTY
COMM. EXP. MAY 16, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholder and Board of Directors
Essex National Securities, Inc.
Napa, California

We have audited the accompanying statement of financial condition of Essex National Securities, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Essex National Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2008

Essex National Securities, Inc.

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	2,310,799
Deposits with clearing broker and clearing organization		120,472
Receivable from clearing broker		99,086
Marketable securities owned, at fair value		15,604
Commissions receivable		319,020
Due from affiliates		25,844
Prepaid expenses		311,441
Other assets		57,020
Total assets	**$**	**3,259,286**
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	1,784,002
Due to affiliates		91,068
Accounts payable and accrued expenses		319,691
Total liabilities		**2,194,761**
Stockholder's Equity		
Common stock, $1 par value, 200 shares authorized, issued and outstanding		200
Additional paid-in capital		5,429,844
Retained deficit		(4,365,519)
Total stockholder's equity		**1,064,525**
Total liabilities and stockholder's equity	**$**	**3,259,286**

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Essex National Securities, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Additionally, the Company is a registered investment advisor under the Investment Advisors Act of 1940. The Company is a wholly owned subsidiary of Essex National Financial Services, LLC ("Parent" or "ENFS"), which is ultimately owned by Addison Avenue Federal Credit Union (Addison). The Company's business is primarily conducted in California and in the northeast region of the United States.

In the normal course of business, the Company engages in, and earns commission revenue from, the distribution of mutual funds and variable annuities. The Company maintains no margin accounts. The Company also engages in transactions involving corporate over-the-counter equity securities, corporate debt securities, United States government debt securities and municipal debt securities. With the exception of variable and fixed annuity sales and certain mutual fund applications, all business is transacted on a fully disclosed basis through the Company's clearing broker.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company has defined cash and cash equivalents as short-term, highly liquid securities and federal funds sold with original maturities of less than 90 days that are not used for trading purposes.

Marketable securities owned: Securities transactions and related revenues and expenses are recorded on a trade-date basis as if they had settled. Marketable securities, comprised of mutual funds totaling $15,604 at December 31, 2007, are recorded at fair value based on quoted market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. The resulting unrealized gains and losses are reflected in other revenue on the statement of operations.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value, or contract amounts and are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

Recent accounting pronouncements: In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until fiscal years beginning after November 15, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), *Business Combinations* ("FAS 141(R)"). This Statement provides greater consistency in the accounting and financial reporting for business combinations. FAS 141(R) establishes new disclosure requirements and, among other things, requires the acquiring entity in a business combination to record contingent consideration payable, to expense transactions costs, and to recognize all assets acquired and liabilities assumed at acquisition-date fair value. This standard is effective for the beginning of the Company's first fiscal year beginning after December 15, 2008. FAS 141(R) will have a significant impact on the accounting for future business combinations after the effective date and will impact financial statements both on the acquisition date and subsequent periods.

Note 2. Related Party Transactions

At December 31, 2007, included in commissions payable is $1,022,341 due to an affiliate. The commission payable due to the affiliate is recorded net of certain expenses paid by the Company on the affiliate's behalf, including insurance and regulatory fees.

The amount due from affiliates as of December 31, 2007 is comprised primarily of an overpayment by the Company to ENFS for its allocated share of technology expenses and a usage charge for property and equipment. This amount will be settled in 2008.

Note 3. Deposits with Clearing Broker and Clearing Organization and Receivable from Clearing Broker

The Company has a clearing agreement with Pershing LLC ("Pershing"). Under this agreement, Pershing provides the Company with certain back-office support and clearing services on all principal exchanges. The Company maintains a deposit with Pershing of $120,472, which is included with deposits with clearing broker and clearing organization in the statement of financial condition. The Company also has a receivable from Pershing, comprised of cash and cash equivalents of $99,086 at December 31, 2007

Additionally, the Company maintains a deposit of $20,000 with the National Securities Clearing Corporation, which is included with deposits with clearing broker and clearing organization in the statement of financial condition.

Note 4. Income Taxes

The Company's deferred tax asset of $1,149,993 at December 31, 2007, arises from the future tax benefits of the net operating loss carryforwards for federal, state and local tax purposes. The deferred tax asset has been fully provided with a valuation allowance at December 31, 2007.

As of December 31, 2007, the Company had net operating loss carryforwards of $6,306,128 for state tax purposes which will expire if not utilized beginning in 2012. The state net operating loss carryforwards vary by jurisdiction.

Note 5. Benefit Plan

The Company sponsors a benefit plan under Section 401(k) of the Internal Revenue Code, covering substantially all employees.

Note 6. Commitments and Contingent Liabilities

The Company conducts its operations in leased office spaces, and utilizes certain leased office equipment. These leases expire at various dates through 2018 and provide for the payment of base rent, common area costs, utilities and maintenance costs. At December 31, 2007, aggregate future minimum lease commitments under the leases are as follows:

Year ending December 31:		Amount
2008	$	169,877
2009		317,962
2010		308,648
2011		304,284
2012		311,079
Thereafter		2,024,538
	$	3,436,388

In the ordinary course of its business, the Company may be party to legal proceedings as plaintiff and defendant. In those matters where the Company is named as a defendant, the Company has strong defenses and intends to vigorously defend itself against the claims asserted. Regardless, the Company believes that the amount for which it may be held liable, if any, will not have a material adverse effect on its financial condition or results of operations.

Note 7. Customer Concentration

For the year ended December 31, 2007, the Company had two major customers. A customer is considered major when the concentration of commissions revenue from that customer exceeds 10% of total revenue.

Note 8. Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include its clearing broker-dealer, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 10. Net Capital Requirements

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $504,958 which was $254,958 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 4.46 to 1.

Note 11. Subsequent Event

On January 31, 2008, the Company received a capital contribution of $300,000 from ENFS.

END